January 13, 2014

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Patrick Gilmore, Accounting Branch Chief

Re: Perion Network Ltd.
Form 20-F/A for the Fiscal Year Ended December 31, 2012
Filed April 29, 2013
File No. 000-51694

Dear Mr. Gilmore:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 17, 2013, regarding the Annual Report on Form 20-F/A for the fiscal year ended December 31, 2012 (File No. 000-51694), filed with the Commission on April 29, 2013 by Perion Network Ltd. (the “Company” or “we”).

For reference purposes the Staff’s comments have been reproduced herein in bold-face type, followed by the Company’s response.

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

k. Research and development costs, page F-14

Item 5. Operating and Financial Review and Prospects, page 67

1.
We note that you capitalize the costs incurred between completion of the detailed program design (“DPD”) and the point at which the product is ready for general release. We further note from your disclosure that technical feasibility is established upon completion of the DPD, which take product function, feature, and technical requirements to their most detail, logical form and is ready for coding. Technical feasibility of computer software is established when the entity has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications. Please tell us how you determined that technical feasibility is established upon completion of the DPD. Refer to ASC 985-20-25-2.

Orr Towers, 4 Hanehoshet St. Tel – Aviv 69710. Israel
TEL:   +972-3-7679100   FAX:   +972-3-6445502

Response

The Company makes substantial investments in its software research and product development. The Company believes that timely development of new products is essential to maintaining a competitive position in the Company's market.

Technological feasibility is established for the Company’s products when the “product design” and “detail program design” are completed, both as defined in ASC 985-20-25-2(b).

ASC 985-20-20 defines “product design” as “[a] logical representation of all product functions in sufficient detail to serve as product specifications.” The Company’s completed product design includes all the following product specifications: (i) the type of product and its objectives are clearly defined, (ii) system requirements are completed, verified and approved and (iii) product architecture, including general inputs and outputs, data transformation definitions, structure and logical flow, porting detailed specifications are completed and verified as well.

In addition, ASC 985-20-20 defines “detail program design” as “[t]he detail design of a computer software product that takes product function, feature, and technical requirements to their most detailed, logical form and is ready for coding.”  The Company's detail program design includes field definitions, algorithms, specific arrays of data, special routines and porting process changes in a way that is ready for the coding process and other activities.

The Company advises the Staff that it believes that it meets the requirements of ASC 985-20-25-2(b) in determining that technological feasibility has been achieved for the following reasons:

1.
The program design and detail program design are completed, reviewed and approved by the Company's VP R&D and product manager, who have the professional knowledge and experience to establish that the program design and detail program design are completed. Based on the Company’s experience with prior projects it believes that its employees have the necessary skills to produce the respective products.

2.	The Company's VP R&D confirms that the detail program design supports all the product specifications.

3.	No high-risk development issues are identified as a result of the Company's VP R&D’s review of the detail program design.

Based on the above analysis, the Company concluded that it had met both requirements of ASC 985-20-25-2(b) and that it had completed all planning, designing, coding, and testing activities necessary to establish that the product can be produced to meet its design specifications, including functions, features, and technical performance requirements.

Orr Towers, 4 Hanehoshet St. Tel – Aviv 69710. Israel
TEL:   +972-3-7679100   FAX:   +972-3-6445502

Exhibits 12.1 and 12.2

2.
We note that the identifications of the certifying individuals at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also include the titles of the certifying individuals. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response

The Company takes note of the comment of the Commission and in the Company’s future filings the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) will not include the individual’s title.

*     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-769-6157 or our or our attorneys, Adam M. Klein, Adv. at +972-3-608-9947 or Yoni R. Henner, Esq. at +972-3-608-9740, if you have any questions or require additional information.

Sincerely, /s/ Yacov Kaufman Yacov Kaufman Chief Financial Officer

Cc:	Limor Gershoni Levy, Adv. Adam M. Klein, Adv. Yoni R. Henner, Esq.

Orr Towers, 4 Hanehoshet St. Tel – Aviv 69710. Israel
TEL:   +972-3-7679100   FAX:   +972-3-6445502